EXHIBIT 21

Name of Subsidiary	Incorporated In	Wholly-Owned By

United Bank	Alabama	United Bancorporation Of Alabama

United Bancorp Capital
Trust I	Alabama	United Bancorporation Of Alabama

United Bancorp Capital
Trust II	Alabama	United Bancorporation Of Alabama

United Insurance Services	Alabama	United Bank